UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 000-29716

CGI INC.

(Translation of registrant’s name into English)

1350 René-Lévesque Boulevard West

25th Floor

Montreal, Quebec

Canada H3G 1T4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F ☒ Form 40-F

INCORPORATION BY REFERENCE

Exhibit 99.2 to this Form 6-K/A shall be deemed incorporated by reference in the Registrant’s Registration Statements on Form S-8, Reg. Nos. 333-197742, 333-220741, 333-261831 and 333-261832.

EXPLANATORY NOTE

CGI Inc. is filing this Form 6-K/A to correct typographical errors to the Consolidated Balance Sheet and to note 13 “Provisions” of Exhibit 99.2 of the Form 6-K filed on November 6, 2024. Otherwise, that Form 6-K remains unchanged.

EXHIBIT INDEX

Exhibit Number	Description

99.2	Audited consolidated financial statements for the years ended September 30, 2024 and 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI INC.
(Registrant)

Date: November 7, 2024	By:	/s/ Benoit Dubé
		Name:	Benoit Dubé
		Title:	Executive Vice-President,
Legal and Economic Affairs, and
Corporate Secretary